

February 16, 2024

Lim Chwee Poh
Chief Executive Officer
JBDI Holdings Limited
34 Gul Crescent
Singapore 629538

> **Re: JBDI Holdings Limited**
> **Registration Statement on Form F-1**
> **Filed February 8, 2024**
> **File No. 333-276945**

Dear Lim Chwee Poh:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed February 8, 2024

General

1. We note your response letter, dated March 20, 2023, indicates you will file any material contracts entered into in connection with the reorganization. We reissue comment 2 from our letter dated March 1, 2023, please file the acquisition agreement, sale and purchase agreement, and reorganization agreement as exhibits to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(2)(i) of Regulation S-K.

Cover Page

2. We note your response to prior comment one. Please revise the resale prospectus cover page.

Exhibits

3.   Please ensure each exhibit is in the proper text-searchable format. Refer to Item 301 of Regulation S-T. Please refile Exhibit 10.4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dale Welcome at 202-551-3865 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Henry F. Schlueter, Esq.